Troutman Pepper Locke LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103 troutman.com

John P. Falco

P 215.981.4659

john.falco@troutman.com

July 28, 2025

VIA EDGAR TRANSMISSION

Soo Im-Tang, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management 100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust 1933 Act File No. 333-141120 1940 Act File No. 811-22027

Dear Ms. Im-Tang:

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”) to the prospectus (the “Prospectus”) and statement of additional information (“SAI”) included in the Trust’s Post-Effective Amendment No. 335 to the Trust’s registration statement on Form N-1A filed with the Commission on March 24, 2025 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) to register the Polen Focus Growth ETF (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended and to register the Fund’s shares under the Securities Act. We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1. Insert prospectus date, ticker, and website address on cover page.

Response: The Prospectus has been revised to include the required information.

2. Please include a footnote to the “Fees and Expenses” table stating that Other Expenses are based on estimated amounts for the current fiscal year.

Response: The Prospectus has been revised to include the requested disclosure.

Division of Investment Management U. S. Securities and Exchange Commission Attn: Soo Im-Tang, Senior Counsel Page 2

3. Consider revising the footnote to the “Fees and Expenses” table regarding the Fund’s Rule 12b-1 Plan, by replacing “authorized and not active” with “approved but not implemented”.

Response: The Prospectus has been revised to reflect the Staff’s comment.

4. Confirm supplementally that there are no fee reimbursement or recoupment arrangements.

Response: Confirmed.

5. In the “Summary of Principal Investment Strategies” section, Disclose what “focused portfolio” means (e.g., the number of issuers or range).

Response: The Prospectus has been revised to address the Staff’s comment. The prospectus has been revised to state that (i) the Fund employs a focused portfolio investing style, which results in fewer holdings than a fund that seeks to achieve its investment objective by investing in a greater number of issuers; and (ii) the Adviser generally expects that the Fund will invest in approximately 20 to 50 companies although the Fund may invest outside of this range at the Advisor’s discretion. In addition, a corresponding “Focused Portfolio Risk” disclosure has been added to the “Summary of Principal Risks” and “Principal Risks” sections of the Prospectus

6. In the “Summary of Principal Investment Strategies” section, the prospectus states that the Fund may invest in common stocks of medium capitalization companies. Disclose if that includes both US and non-U.S. issuers including emerging market companies. If it includes both non-US and emerging market companies provide additional detail (e.g., definition of emerging market) and corresponding risks.

Response: The Fund may invest in common stocks of medium capitalization companies includes both US and non-U.S. issuers, excluding emerging markets. Accordingly, the Prospectus has been revised to address the Staff’s comment.

7. In the second paragraph the “Summary of Principal Investment Strategies” section, state whether the Fund may invest in companies that do not meet all of the criteria specified in items (i) through (iv). Explain what is meant by “sustained competitive advantage” and “shareholder-oriented management teams.”

Response: The Prospectus has been revised to address the Staff’s comment.

8. The Summary of Principal Investment Strategies references the use of ESG in its investment process. Identify ESG factors the Adviser considers. Disclose whether an identified ESG factor is considered determinative of whether to invest or not in a company (is it one of many factors or is it a screen). Explain whether the Fund can invest in a company that scores poorly on an ESG screen. Consider supplementally whether a specific risk factor is appropriate or explain why not.

Response: The Prospectus has been revised to address the Staff’s comments. The Adviser considers many factors in its investment decision-making process including certain factors that may be considered ESG factors and no single factor determinative. The Adviser does not apply formal ESG screens nor does it use third-party ESG ratings in its evaluation of such factors. In light of the Adviser’s limited non-determinative use of ESG factors the Registrant does not believe a separate ESG risk factor is necessary.

Division of Investment Management U. S. Securities and Exchange Commission Attn: Soo Im-Tang, Senior Counsel Page 3

9. The Fund is non-diversified but Statement of Additional Information (“SAI”) states that the Fund is diversified. Please conform as appropriate.

Response: The SAI Prospectus has been revised to reflect the Staff’s comments.

10. The section states that the Fund doesn’t concentrate but may focus in one or more sectors. Disclose any particular sectors in which the Fund intends to focus and provide a corresponding risk factor. The Staff notes that there is a risk factor regarding the “Information Technology Sector.”

Response: The Registrant has revised the Prospectus to address the Staff’s comments. The Fund does not intend to focus in any particular sector or sectors. Accordingly, the risk factor regarding Information Technology Sector has been deleted.

11. With respect to the “Prior Performance of the Investment Adviser” section, please confirm supplementally that (i) the Composite is comprised of all accounts with substantially similar investment objective, and substantially similar investment policies and techniques except wrap accounts, and (ii) the exclusion of these accounts from the Composite would not materially impact the performance information shown.

Response: The Adviser has confirmed that (i) the Composite is comprised of all accounts with substantially similar investment objective, and substantially similar investment policies and techniques except wrap accounts, and (ii) the exclusion of these accounts from the Composite would not materially impact the performance information shown.

12. Disclose whether the standard SEC performance method of calculating the Adviser’s prior performance and, if not, describe the manner in which such performance has been calculated.

Response: The Adviser has confirmed that the Adviser’s prior performance was calculated using the standard SEC performance method to calculate returns.

13. Confirm supplementally that the Adviser retains the books and records required by Rule 204-2(16) to support the prior performance information that is stated under the “Historical Performance of Composite” section.

Response: The Adviser has confirmed that it retains the books and records required by Rule 204(16).

14. Please revise the “Historical Performance of Composite” section to provide the Net column before the Gross column in both tables.

Response: The Prospectus has been revised to reflect the Staff’s comment.

15. With respect to the “Investment Limitations” as stated in the Statement of Additional Information, confirm supplementally that the Fund will consider the holdings of other funds in which the Fund invests for purposes of its policy with respect to industry concentration.

Response: Confirmed.

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Division of Investment Management U. S. Securities and Exchange Commission Attn: Soo Im-Tang, Senior Counsel Page 4

We trust that this response addresses the Staff’s comments. If you have any questions or comments, please do not hesitate to contact me directly at (215) 981-4659 or john.falco@troutman.com.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Shirin Baradaran, Esq. Brian D. Goldberg, Esq. Alexis Q. Marion, Esq. James Severs, Esq. Mr. Joel L Weiss